Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months ended September 30, 2016 and 2015

November 1, 2016

MD&A

Introduction

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) is dated November 1, 2016. It should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes thereto for Wi-LAN Inc. for the three and nine months ended September 30, 2016 (the “Financial Statements”). References in this MD&A to “WiLAN”, “our Company”, “we”, “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”) for interim financial information. These Financial Statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. Accordingly, this MD&A should be read in conjunction with our audited consolidated financial statements and notes for the year ended December 31, 2015 and the related management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2015 dated February 8, 2016 (the “Annual MD&A”), each as filed with the Canadian securities regulators on SEDAR and furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 40-F on EDGAR.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars (“U.S. dollars”), with the exception of share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three and nine months ended June 30, 2016 and up to and including November 1, 2016.  Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our Annual Information Form (“AIF”) for the year ended December 31, 2015, is available on-line at www.sedar.com and also on our website at www.WiLAN.com.  Our Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;
•	our expectation regarding the adoption and impact of certain accounting pronouncements;
•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;
•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;
•	our expectations with respect to the timing and amounts of any license agreements that may be entered into with respect to any of our litigation matters;
•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;
•	our estimates regarding our effective tax rate;
•	our expectations with respect to the sufficiency of our financial resources; and
•

our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third parties and from the development of new inventions or our entry into licensing relationships with third parties.

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The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “would”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Risks and Uncertainties

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information including those which are discussed in greater detail under the heading “Risk Factors” in our February 8, 2016 AIF.

Non-GAAP Disclosure

We use the term “earnings before interest, taxes, depreciation and amortization” (“EBITDA”) to reference earnings from continuing operations before interest income, interest expense, depreciation & amortization expense,  and the provision for income taxes as disclosed in the reconciliation of net earnings/loss to EBITDA included in this MD&A. We report EBITDA in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. We had previously used the term “adjusted earnings” as a measure of our performance; however, we believe that EBITDA may be more useful for certain investors and readers of the financial statements as a measure of our performance in comparison to our industry peers. EBITDA is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. EBITDA should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

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selected financial information

The following table sets forth consolidated statements of operations data for the periods indicated as well as certain balance sheet data as at September 30, 2016 and December 31, 2015.

	Three months ended		Three months ended		Nine months ended		Nine months ended
	September 30, 2016		September 30, 2015		September 30, 2016		September 30, 2015

Revenue	$16,569	100%	$21,438	100%	$62,690	100%	$76,838	100%

Operating expenses
Cost of revenue	12,142	73%	16,702	78%	46,277	74%	52,299	68%
Research and development	-	0%	586	3%	-	0%	2,018	3%
Marketing, general and administration	1,904	11%	1,416	7%	7,303	12%	5,879	8%
Foreign exchange (gain) loss	78	0%	600	3%	(199)	(0%)	2,894	4%
Total operating expenses	14,124	85%	19,304	90%	53,381	85%	63,090	82%
Earnings from operations	2,445	15%	2,134	10%	9,309	15%	13,748	18%

Interest income	138	1%	90	0%	376	1%	331	0%
Earnings before income taxes	2,583	16%	2,224	10%	9,685	15%	14,079	18%

Provision for income tax expense
Current	1,028	6%	839	4%	4,888	8%	2,873	4%
Deferred	898	5%	556	3%	2,372	4%	4,177	5%
	1,926	12%	1,395	7%	7,260	12%	7,050	9%
Net and comprehensive earnings	$657	4%	$829	4%	$2,425	4%	$7,029	9%

Earnings per share
Basic	$0.01		$0.01		$0.02		$0.06
Diluted	0.01		0.01		0.02		0.06

Weighted average number of common shares
Basic	118,912,606		120,790,348		119,500,216		120,678,490
Diluted	118,912,606		120,790,986		119,500,216		120,698,225

	As at September 30, 2016	As at December 31, 2015
Cash and cash equivalents	$102,034	$93,431
Short-term investments	1,182	1,120
Total assets	271,478	293,218
Long-term debt	—	—
Dividends declared per common share	0.038	0.17

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Results of operations overview

Revenue for the three and nine months ended September 30, 2016 was $16,569 and $62,690, respectively, representing a decrease of $4,869 or 23% and $14,148 or 18%, respectively, over the same periods last year.  The decrease in revenue is attributable to lower fixed payment license agreements signed during the three and nine months ended September 30, 2016 as well as the completion of certain fixed payment license agreements signed in previous years.

As at September 30, 2016, we had 44 partner portfolios and over 50 patent licensing programs. During the nine months ended September 30, 2016 we signed 26 licenses.

Operating expenses for the three and nine months ended September 30, 2016 were $14,124 or 85% of revenues and $53,381 or 85% of revenues, respectively, representing a decrease of $5,180 or 27% and $9,709 or 15%, respectively, as compared to the three and nine months ended September 30, 2015.  The decrease in operating expenses for the three months ended September 30, 2016 is primarily attributable to lower litigation expense, lower base salary costs as a result of the staffing reductions undertaken in the fourth quarter of fiscal 2015, in addition to lower depreciation and amortization, partner royalties and contingent legal fees, patent maintenance, prosecution and evaluation expense and foreign exchange losses.  These lower expenses were partially offset by higher accrued costs related to variable compensation and restricted share units that were a result of an increase in stock price during the three months ended September 30, 2016. The decrease in operating expenses for the nine months ended September 30, 2016 is primarily attributable to lower litigation expense, lower base salary costs as a result of the staffing reductions undertaken in the fourth quarter of fiscal 2015, lower depreciation and amortization and lower foreign exchange losses.  These lower expenses were partially offset by higher partner royalties and contingent legal fees, patent maintenance, prosecution and evaluation expense and accrued costs related to variable compensation and restricted share units that were a result of an increase in stock price during the nine months ended September 30, 2016.

Litigation expense, which is included in cost of revenue, accounted for approximately $741 or 5% and $2,229 or 4% of total operating expenses for the three and nine months ended September 30, 2016, respectively, as compared to $1,727 or 9% and $11,112 or 18% of total operating expenses for the three and nine months ended September 30, 2015, respectively.  Our preference is to negotiate licenses without the use of litigation; that is not, however, always possible.  Given the number of litigations we are currently involved in and the related fee arrangements, litigation expenses for 2016 are expected to decrease from the 2015 levels excluding contingent litigation payments.  Litigation activities, and therefore litigation expenses, are difficult to predict as there are many factors that can influence any action that is commenced.

We recorded net earnings for the three and nine months ended September 30, 2016 of $657 or $0.01 per basic and diluted share and $2,425 or $0.02 per basic and diluted share, respectively, as compared to net earnings for the three and nine months ended September 30, 2015 of $829 or $0.01 per basic and diluted share and $7,029 or $0.06 per basic and diluted share, respectively.

We consider EBITDA, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of the business.

The table below reconciles the net earnings/loss to EBITDA.

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	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Net earnings under GAAP	$657	$829	$2,425	$7,029

Adjusted for:
Interest income	(138)	(90)	(376)	(331)
Depreciation and amortization	6,846	9,848	26,932	28,078
Income tax expense	1,926	1,395	7,260	7,050
EBITDA	$9,291	$11,982	$36,241	$41,826

Weighted average number of common shares (1)
Basic	118,912,606	120,790,348	119,500,216	120,678,490

Earnings per basic share under GAAP	$0.01	$0.01	$0.02	$0.06

Adjusted for:
Interest income	(0.00)	(0.00)	(0.00)	(0.00)
Depreciation and amortization	0.06	0.08	0.23	0.23
Income tax expense	0.02	0.01	0.06	0.06
EBITDA per basic share	$0.08	$0.10	$0.30	$0.35

1.	Weighted average number of commons shares used in the calculation of EBITDA per basic share and earnings (loss) per basic share under GAAP.

EBITDA for the three and nine months ended September 30, 2016 was $9,291 and $36,241, respectively, as compared to $11,982 and $41,826 for the three and nine months ended September 30, 2015, respectively.  The decrease in EBITDA for the three months ended September 30, 2016 as compared to the same period last year is primarily attributable to a decrease in revenue and an increase in accrued variable compensation costs and accrued costs related to restricted share units as a result of an increase in stock price partially offset by a decrease in litigation expense, contingent partner payments and legal fees expense as well as lower foreign exchange losses.  The decrease in EBITDA for the nine months ended September 30, 2016 is primarily attributable to the decrease in revenues over the same period offset by lower litigation expenses.

Results of Operations for the three and nine months ended September 30, 2016 as compared to the three and nine months ended September 30, 2015

Revenue

Revenue for the three and nine months ended September 30, 2016 was $16,569 and $21,438, respectively, representing a decrease of $4,869 or 23% and $14,148 or 18%, respectively, over the same periods last year.

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Revenue	$16,569	$21,438	$62,690	$76,838
Decrease from comparative period	(23%)		(18%)

Revenue can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency and other factors. Revenues can fluctuate based on individual licensees’ growth and success rates in their respective markets, and other market factors on their respective businesses and other factors outside of our control. See “Risk Factors” contained in our AIF for more detailed information.

Three licensees individually accounted for 21%, 19% and 16% of revenue for the three months ended September 30, 2016, as compared to three licensees which individually accounted for 15%, 12%, and 10% of revenue for the same period last year. Three

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licensees individually accounted for 15%, 15% and 13% of revenue for the nine months ended September 30, 2016, as compared to three licensees which individually accounted for 21%, 12% and 10% of revenue for the same period last year.

For the three and nine months ended September 30, 2016, the top ten licensees accounted for 87% and 77% of revenues from royalties, respectively, as compared to 79% and 80% for the same periods last year.

Historically, a significant portion of our revenues has been generated by license agreements having fixed periodic payments, however we expect that an increasing portion of our revenues will be generated by license agreements having one-time lump sum payments. Given this expected shift in the business model, revenues are likely to vary, perhaps significantly, from period to period.

Cost of revenue

Cost of revenue is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold , employee related costs and other costs incurred in conducting license negotiations, contingent partner payments and legal fees, litigation expense and amortization of patents expense related to acquired patents. We also consider the expenses related to sourcing new patent portfolios or developing new strategic partnerships as well as the management of our patent portfolio as cost of revenue.  The management of our patent portfolio involves filing patent applications, prosecuting applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired and other general administrative tasks.   Many of these costs are directly related to the size and breadth of our patent portfolio and, therefore, as we add or reduce patents, these costs would be expected to increase or decrease accordingly.  We are continuously looking at ways to reduce costs including reducing our patent count if revenues will not be impacted.

Litigation and amortization expenses are not necessarily variable with revenues.

The table below provides the details of cost of revenue:

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Compensation and benefits	$1,787	$1,447	$5,953	$5,391
Litigation	741	1,727	2,229	11,112
Patent maintenance, prosecution, and evaluation	2,670	3,019	8,095	5,715
Contingent partner payments and legal fees	10	441	2,735	1,217
Amortization of patents	6,744	9,739	26,616	27,744
Stock-based compensation	29	128	164	366
Other	161	201	485	754
	$12,142	$16,702	$46,277	$52,299
Percent of revenue	73%	78%	74%	68%
Increase (decrease) from comparative period	(27%)		(12%)

Cost of revenue for the three and nine months ended September 30, 2016 was $12,142 or 73% or revenue and $46,277 or 74% of revenues, respectively, as compared to $16,702 or 78% of revenue and $52,299 or 68% of revenue for the same periods last year.   The decrease in cost of revenue for the three months ended September 30, 2016 is primarily attributable to a decrease in litigation expense, patent maintenance, prosecution and evaluation costs, as well as amortization expense.  During the quarter, certain of our intangible assets reached the end of their estimated useful life and this resulted in a significant decline in amortization expense. The decrease in cost of revenue for the nine months ended September 30, 2016 is primarily attributable to a decrease in litigation expense and amortization expense partially offset by an increase in patent maintenance, prosecution and evaluation costs, contingent partner payments and legal fees as well as accrued variable compensation costs.

In general, patent licensing expenses are proportional to the breadth and depth of our licensing programs and should be expected to increase as we add programs to our business operations.

Litigations are a normal part of our business which may extend over multiple years and are principally a discretionary cost, not directly related to or necessarily proportional to the revenue we generate.  Our external litigation expenses consist of expenses related

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to the conduct of our litigation activities and include the costs of external legal counsel and third party costs including those of expert witnesses and other service providers required during the course of litigations that are not otherwise contingent.

Pursuant to our engagement of McKool Smith (“McKools”) in respect of certain litigations that concluded in 2011, in consideration for a discount on fees in connection with such litigations, we have agreed to pay McKools a success fee based on achieving certain minimum financial measures attributable to such litigations. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received pursuant to the licensing agreements relating to these litigations up to a maximum of $27,986. We have collected and expect to collect proceeds from these license agreements over the next twelve months.  Should we collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee. We accrued the full amount of the success fee obligation in fiscal 2011. As at September 30, 2016, the current and long term portions of the success fee obligation are $1,334 and $94, respectively. During the nine months ended September 30, 2016, we paid McKools $2,211 (nine months ended September 30, 2015 - $2,999) based on proceeds collected as of June 30, 2016.

For the three and nine months ended September 30, 2016, litigation expenses amounted to $741 and $2,229, respectively, as compared to $1,727 and $11,112 for the same periods last year. The decrease in litigation expense for the three and nine months ended September 30, 2016 is attributable to an increase in shared risk fee arrangements with external legal counsel in comparison to the same period last year.

We have engaged the services of certain law firms to represent us in certain patent infringement litigations. Pursuant to these engagements, we have agreed to pay these law firms a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. We have in the past, and may again in the future, agree to pay a discounted fixed-fee.  These fees are capped at an amount that would normally be a fraction of the estimated total fees and serve as an advance against any future success fee payments. Any success fees payable to these law firms are expensed in the period for which the applicable revenue is recognized. All fixed fee amounts are expensed in the period they are incurred.

Litigation expenses are expected to vary from period to period due to the variability of litigation activities, and shared risk fee arrangements. We expect a decrease in litigation expenses in fiscal 2016 as a result of the expected level of litigation activities and the corresponding fee arrangements excluding any contingent legal fees.

Our partnering programs relate to specific patent portfolios owned or controlled by our operating subsidiaries. These partner programs have contingent payment arrangements with the previous patent owners and most often have contingent legal fee arrangements with law firms. As these licensing programs generate revenue, we expect to incur contingent partner payments and contingent legal fees. The contingent partner payments and contingent legal fees are expected to fluctuate from period to period based on the amount of revenue recognized each period, the terms and conditions of the particular contingent legal fee arrangements, the type of contingent partner payment arrangements with the previous patent owners and the mix of specific patent portfolios generating revenue each period.

In the course of our normal operations, we are subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we have no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position. We are currently not subject to any claims or lawsuits and therefore no amounts have been accrued.

Research and development expense (“R&D”)

During the fourth quarter of fiscal 2015, we eliminated our R&D activities and, therefore, we do not expect to incur any expenses related to R&D. We do not expect the elimination of our R&D activities to have a material impact, if any, on our business model.

Marketing, general and administration expense

Marketing, general and administration (“MG&A”) expenses represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company.

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The table below provides the details of MG&A expense:

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Compensation and benefits	$1,003	$815	$3,950	$2,764
Depreciation	101	104	314	330
Stock-based compensation	13	72	31	260
Public company costs	150	255	1,297	980
Facilities	165	138	482	439
Other	472	32	1,229	1,106
	$1,904	$1,416	$7,303	$5,879
Percent of revenue	11%	7%	12%	8%
Increase from comparative period	34%		24%

MG&A expenses for the three and nine months ended September 30, 2016, amounted to $1,904 or 11% of revenue and $7,303 or 12% of revenue, respectively, as compared to $1,416 or 7% of revenue and $5,879 or 8% of revenue for the same periods last year.  The increase in spending for the three and nine months ended September 30, 2016 is primarily attributable to an increase in compensation and benefits expenses that were a result of higher accrued costs related to variable compensation and restricted share units partially offset by lower public company costs related to accrued costs for deferred stock units held by certain non-executive members of our Board and lower base salary costs.

MG&A costs will vary from period to period depending on activities and initiatives undertaken and changes in staffing levels in any given period. Restricted share units and deferred stock units are variable elements and therefore changes in the stock price and the number of units outstanding could be expected to impact compensation spending and public company costs.

Foreign exchange gain/loss

The table below provides the details of the foreign exchange gain/loss:

Foreign Exchange
	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Realized foreign exchange loss	$80	$672	$150	$1,864
Unrealized foreign exchange (gain) loss	(2)	(72)	(349)	1,030
	$78	$600	$(199)	$2,894
Percent of revenue	0%	3%	0%	4%
Decrease from comparative period	NM*		NM*

* NM - percentage is not meaningful as the change is too large

Our realized foreign exchange loss is attributable to unhedged transactions denominated in currencies other than our functional currency, U.S. dollars and is a result of the change in exchange rates in effect when foreign denominated transactions are initially recorded and the corresponding settlement.

The unrealized foreign exchange gain recognized in the three and nine months ended September 30, 2016 resulted from the translation of monetary accounts, primarily cash and cash equivalents, short-term investments, dividends, and accounts payable, denominated in Canadian dollars to U.S. dollars.  The change from last year is attributable to the decrease in the level of monetary accounts denominated in Canadian dollars and the Canadian dollar strengthening relative to the U.S. dollar during the three and nine months ended September 30, 2016 as compared to the same periods last year for which the Canadian dollar weakened relative to the U.S. dollar.

From time to time we may utilize forward contracts to enhance our ability to manage foreign currency exchange rate risk and exposure to currency rate fluctuations related primarily to future cash outflows of Canadian dollars. The foreign exchange forward contracts would normally require us to sell U.S. dollars for Canadian dollars at prescribed rates.

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As at September 30, 2016, we did not have any foreign exchange forward contracts.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to holding assets and liabilities denominated in currencies other than U.S. dollars.

Interest income

Our recorded interest income for the three and nine months ended September 30, 2016 was $138 and $376, respectively, as compared to $90 and $331 for the three and nine months ended September 30, 2015, respectively.  Interest income includes interest earned on deposits and short-term investments.

Provision for income taxes

The table below provides the details of income tax expense:

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Current income tax expense	$1,028	$839	$4,888	$2,873
Deferred income tax expense	898	556	2,372	4,177
	$1,926	$1,395	$7,260	$7,050

Current income tax expense % of revenue	6%	4%	8%	4%

Income tax expense for the three and nine months ended September 30, 2016 was $1,926 and $7,260, respectively, as compared to $1,395 and $7,050 for the same periods last year. The provision for income tax is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

The current income tax expense for the three and nine months ended September 30, 2016 and 2015, consisted primarily of foreign taxes withheld on revenue received from licensees in foreign tax jurisdictions for which there is no treaty relief. Current tax expense for the three and nine months ended September 30, 2016 was 6% of revenue and 8% of revenue, respectively, as compared to 4% of revenue for the same periods last year. The increase in withholding tax expense as a percentage of revenue is attributable to an increase in revenue from jurisdictions for which there is no tax treaty relief.

The increase in deferred income tax expense for the three months ended September 30, 2016 as compared to the previous period is a result of increased utilization of tax assets domiciled in Canada whereas the decrease in the deferred income tax expense for the nine months ended September 30, 2016 when compared to the same period last year, is primarily attributable lower utilization of certain Canadian losses in addition to an increase in the valuation allowance. There is a valuation allowance of $20,754 as at September 30, 2016 (December 31, 2015 - $17,583) against deferred tax assets for certain of our Canadian and all of our U.S. subsidiaries.  We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the assets to offset future taxes. We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period.

We expect to continue to utilize certain previously recognized Canadian loss carryforwards. Until such time as our licensing programs in certain of our Canadian and U.S. subsidiaries generate sufficient taxable income we expect to continue to maintain a full valuation allowance against deferred tax assets for these Canadian and U.S. subsidiaries. As a result, we expect our provision for deferred income tax expense to be disproportionate when compared to our estimated average annual rate.

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selected consolidated quarterly Results

(Unaudited)

Thousands of U.S. dollars except per share amounts	Three months ended September 30, 2016	Three months ended June 30, 2016	Three months ended March 31, 2016	Three months ended December 31, 2015

Revenue	$16,569	$15,961	$30,160	$26,017

EBITDA (1)	$9,291	$7,136	$19,814	$12,867

EBITDA per share (1)
Basic	$0.08	$0.06	$0.16	$0.11
Diluted	$0.08	$0.06	$0.16	$0.11

Net earnings (loss)	$657	$(3,152)	$4,920	$3,007

Net earnings (loss) per share
Basic	$0.01	$(0.03)	$0.04	$0.02
Diluted	$0.01	$(0.03)	$0.04	$0.02

Weighted average number of common shares
Basic	118,912,606	119,255,090	120,281,998	120,817,531
Diluted	118,912,606	119,255,090	120,281,998	120,817,531

Thousands of U.S. dollars except per share amounts	Three months ended September 30, 2015	Three months ended June 30, 2015	Three months ended March 31, 2015	Three months ended December 31, 2014

Revenue	$21,438	$34,990	$20,410	$22,102

EBITDA (1)	$11,982	$25,168	$4,676	$11,207

EBITDA per share (1)
Basic	$0.10	$0.21	$0.04	$0.09
Diluted	$0.10	$0.21	$0.04	$0.09

Net earnings (loss)	$829	$10,958	$(4,758)	$518

Net earnings (loss) per share
Basic	$0.01	$0.09	$(0.04)	$0.00
Diluted	$0.01	$0.09	$(0.04)	$0.00

Weighted average number of common shares
Basic	120,790,348	120,747,848	120,472,290	120,215,989
Diluted	120,790,986	120,749,618	120,472,290	120,415,297
1.	EBITDA and EBITDA per share are non-GAAP measures. See “Non-GAAP Disclosures” and the “Reconciliation of EBITDA” contained in this MD&A.

Our quarterly revenues are affected by the amount and timing of fixed payment based licenses, the amount of running royalty based licenses, and any new lump sum payment based licenses signed in a quarter. Our quarterly operating expenses are affected by the number of litigation matters and licensing programs, the timing of partner payment obligations and contingent legal fees associated with our partnering program and foreign exchange gains/losses. Given these factors, quarterly revenues and operating expenses can fluctuate and be difficult to predict.

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved

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MD&A

in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out under the heading “Risks and Uncertainties” above which are discussed in greater detail under the heading “Risk Factors” in our AIF which we urge readers to review carefully.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause us to plan or budget inaccurately, and those variations could adversely affect our operating results. Delays or reductions in the amounts of royalty payments would adversely affect our business, results of operations and financial condition.

Capital and Liquidity

Cash and cash equivalents and short-term investments amounted to $103,216 at September 30, 2016, representing an increase of $8,665 from the $94,551 held at December 31, 2015. The increase is primarily attributable to $29,264 of cash generated from operations partially offset by the payment of dividends totaling $3,395, the repurchase of common shares under a normal course issuer bid totaling $4,225, and patent acquisition payments totaling $4,166 for the repayment of patent finance obligations for patents acquired in 2013 and, payments totaling $9,150 for patents acquired in 2015 and 2016.

At September 30, 2016, we had working capital of $92,487, long-term success fee obligation of $94 and long-term patent finance obligations of $16,097 which relates to deferred payment terms on patents we acquired during fiscal 2013.

At September 30, 2016, the current and long-term portions of the patent finance obligations are $8,290 and $16,097, respectively. We expect the repayment of the long-term portion of the patent finance obligation to be completed within the next four years.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$3,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the nine months ended September 30, 2016, we had no borrowings under this facility.

Effective February 10, 2016, we received regulatory approval to make a normal course issuer bid (the “2016 NCIB”) pursuant to which we are permitted to purchase up to 11,762,446 common shares for cancellation. The 2016 NCIB commenced on February 12, 2016 and will expire on February 11, 2017. During the nine months ended September 30, 2016, we repurchased 2,398,500 common shares under the 2016 NCIB for a total cost of $4,225.

We plan to use our cash resources to fund our operations and any litigation that might be required, to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives, and to fund any dividend payments and the purchase of any of our common shares.

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolios to companies around the world. It is difficult to predict the timing and nature of future licenses from existing patent portfolios and from future patent portfolios we acquire or obtain through partnering arrangements.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolio and, if desirable based on market conditions, by selling common shares or debt securities to the public.

Outstanding Common Share Data

We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series.  As at September 30, 2016, there were 118,540,481 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Stock Purchase Plan and a Deferred Stock Unit Plan.  Under all these plans, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at September 30, 2016, 11,857,048 common shares combined.  The common shares authorized for issuance under the Employee Stock Purchase Plan and the Deferred Stock Unit Plan are limited to 800,000 and 430,000, respectively. As at September 30, 2016, we had 7,151,053 options outstanding, 195,539 deferred stock units outstanding and have issued 574,900 shares under the Employee Stock Purchase Plan.

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Critical Accounting Policies, Including Initial Adoption of Policies, and Critical Estimates

Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results.  Our significant accounting policies are described in Note 2 of our audited consolidated financial statements and notes for the year ended December 31, 2015. A discussion of our critical accounting policies, and the estimates related to them, are included in our Annual MD&A. Except as outlined below, there has been no material changes in our existing critical accounting policies from the disclosures included in our audited consolidated financial statements and notes for the year ended December 31, 2015 and our Annual MD&A. Refer to Note 2, “Basis of Presentation,” in the Notes to the Financial Statements for updates related to new accounting pronouncements.

Patents and other intangibles

We have determined that there were no indications of possible impairment during the three and nine months ended September 30, 2016.

Goodwill

We have determined that there were no indications of possible impairment during the three and nine months ended September 30, 2016.

Disclosure Controls and Procedures

In conformance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2016, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at September 30, 2016. We based our evaluation on criteria established in “Internal Control over Financial Reporting - 2013” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of September 30, 2016, our internal control over financial reporting is effective.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the three and nine months ended September 30, 2016 which have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

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Wi-LAN Inc.

303 Terry Fox Drive, Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:	1.613.688.4900
Fax	1.613.688.4894
www.wilan.com